UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-53452

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: JUNE 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

GOLDPOINT RESOURCES, INC.

Full name of registrant

Former name if applicable:

1001 N. AMERICA WAY, SUITE #2O1

Address of principal executive office (Street and number):

MIAMI, FL 33132

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
________
The Company’s quarterly Report on Form 10-Q for the quarter ended June 30, 2009 cannot be filed with the Securities and Exchange Commission on a timely bases without unreasonable effort or expense due to complex accounting issues. The Company anticipates filing such quarterly Report on Form 10-Q on or before August 19, 2009.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven Weismann, CHIEF FINANCIAL OFFICER	(305)	416-6402
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 12, 2009 we acquired all of the outstanding shares of capital stock of Island Breeze International (“Island Breeze”), which transaction is being accounted for as a recapitalization of Island Breeze with Island Breeze being the acquirer.  As a consequence, the information contained in our Form 10-Q for the period ending June 30, 2009 will be based primarily on those of Island Breeze.  We direct you to our Current Report on Form 8-K/A, and the financial statements attached as Exhibits thereto, filed with the Securities and Exchange Commission on June 18, 2009, for relevant financial information concerning Island Breeze, including with respect to the year ended December 31, 2008 and the quarter ended March 31, 2009.

See the following referenced Exhibits:

(99.2)
Financial Statements with Report of Independent Registered Public Accounting Firm for Island Breeze International for Years ended December 31, 2007 and December 31, 2008 and the Period from September 27, 2006 (inception) to December 31, 2008.

(99.3)	The Unaudited Financial Statements of Island Breeze International for the three month period ended March 31, 2009.
(99.4)	Pro Forma Financial Information for Goldpoint, as of December 31, 2008, and for the three month period ended March 31, 2009.

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GOLDPOINT RESOURCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2009	By:	/S/ STEVEN WEISMANN
STEVEN WEISMANN
CHIEF FINANCIAL OFFICER

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